SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of February, 2022

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated February 15, 2022 announcing Spanish Fund for Supporting Strategic Companies Approves €34.5 Million Financing

Ferroglobe Announces Spanish Fund for Supporting Strategic Companies Approves €34.5 Million Financing

LONDON, February 15, 2022 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (the “Company”) is pleased to announce that Spanish Fund for supporting strategic companies, on a proposal of Sociedad Estatal de Participaciones Industriales (“SEPI”), a Spanish state-owned industrial holding company affiliated with the Ministry of Finance and Administration, has approved  €34.5 million in loans to Spanish companies  Grupo Ferroatlántica, S.A.U. and Grupo Ferroátlantica de Servicios, S.A.U. (together, the “Beneficiaries”), wholly owned subsidiaries of the Company. In the coming days it will be submitted to the Council of Ministers for authorisation.  These loans are part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain in the wake of the COVID-19 pandemic.

The €34.5M has been funded using a dual-tranche loan, with €17.25M maturing in February 2025 and €17.25M maturing in June 2025.  €16.9M of the loan carries a fixed interest rate of 2% per annum, and interest on the remaining €17.6M is calculated as IBOR plus a spread of 2.5% in the first year, 3.5% in the second and third years and 5.0% in the fourth year, plus an additional 1.0% payable if the result before taxes of the Beneficiaries is positive.  The loans are guaranteed by the Company and certain of its subsidiaries.  Funding of the loans is expected around the end of the first quarter 2022.

Beatriz García-Cos, Ferroglobe’s Chief Financial Officer, commented, “We thank SEPI and the Spanish Government for recognizing the strategic importance of the critical products we produce and the socio-economic impact of our operations throughout Spain in their decision to grant this loan.  This funding will help drive important initiatives aimed at bolstering the competitiveness of our asset portfolio in Spain as we and the country recover from the pandemic.”

About Ferroglobe

Ferroglobe PLC is one of the world’s leading suppliers of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, electronics, automotive, consumer products, construction and energy.  The Company is based in London.  For more information, visit http://investor.ferroglobe.com

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe Ferroglobe’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to Ferroglobe and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond Ferroglobe’s control.

Forward-looking financial information and other metrics presented herein represent Ferroglobe’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

INVESTOR CONTACT:

Gaurav Mehta

Executive Vice President - Investor Relations

investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications, Branding & Public Affairs

corporate.comms@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2022
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)